Opexa Therapeutics, Inc.
                          2635 N. Crescent Ridge Drive
                           The Woodlands, Texas 77381




January 8, 2008


By EDGAR
--------

Mr. Jeffrey Riedler
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

       Re:     Opexa Therapeutics, Inc.
               Registration Statement on Form SB-2/A
               Filed December 20, 2007
               File No. 333-147167

Ladies and Gentlemen:

       Set forth below are the responses of Opexa Therapeutics, Inc., a Texas corporation ("Opexa," the "Company," "we," or "our") to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated December 28, 2007, with respect to Opexa's Form SB-2/A filed with the Commission on December 20, 2007, File No. 333-147167 (the "Registration Statement"). For your convenience, the response is prefaced by the exact text of the Staff's corresponding comment in italicized text. The references to page numbers in the response to the Staff's comments correspond to the pages in the Form SB-2 that the Company is filing today via EDGAR.

1. We note your response to prior comment 3. Please clarify in your prospectus that the common stock and warrants will be sold separately.

Response:
---------

       We have added language to the cover page of the prospectus clearly stating that the common stock and warrants are being sold separately and not as units.

2. We are reissuing prior comment 4. Please provide pricing information regarding the warrants and, if units will be offered, the units. The disclosure should comply with Item 501(b)(3) of Regulation S-K and the corresponding instructions.

Response:
---------

       The pricing information regarding the warrants is included in the current draft of the prospectus. Our counsel discussed this matter with the Examiner and the comment was withdrawn.



       If you have any questions or comments concerning these responses, please call the undersigned at (281) 719-3421, or our legal counsel, Michael C. Blaney of Vinson & Elkins L.L.P. at (713) 758-3487.

                                               Very truly yours,

                                               /s/ Lynne Hohlfeld
                                               ------------------

                                               Lynne Hohlfeld
                                               Chief Financial Officer

cc: Jennifer Riegel SEC (fax 202-772-9217)